Filed pursuant to Rule 253(g)(2)

File No. 024-11408

GOLFSUITES 1, INC.

EXPLANATORY NOTE

This Supplement to the Offering Circular should be read in conjunction with the Offering Circular dated May 5, 2021 and is qualified by reference to the Offering Circular except to the extent that the information contained herein supplements the information contained in the Offering Circular.

The Offering Circular is available here:

https://www.sec.gov/Archives/edgar/data/1765347/000110465921061645/tm2115066d1_253g2.htm

SUPPLEMENT TO OFFERING CIRCULAR DATED MAY 5, 2021

THIS SUPPLEMENT IS DATED JULY 30, 2021

We have determined that the price for each share of our Class A Preferred Stock will be $8.00 and the minimum investment amount is 70 shares ($560). The information in the Offering Circular, including the cover, “Dilution,” “Plan of Distribution and Selling Securityholders,” and “Use of Proceeds to Issuer,” is qualified by reference to the new price.